Exhibit 99.1

PRESS RELEASE

Magic Reports Third Quarter 2020 Financial Results with Both Record-Breaking Revenues of $95 million, reflecting a 11% Year Over Year Growth and Record-Breaking Operating Income of $11 million, reflecting a 30% Year Over Year Growth

Non-GAAP operating income for the third quarter increased 21% year over year to a record breaking $14.2 million

Or Yehuda, Israel, November 16, 2020 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the third quarter and nine-months ended September 30, 2020.

Financial Highlights for the Third Quarter Ended September 30, 2020

●	Revenues for the third quarter increased 11% to a record breaking $94.9 million compared to $85.8 million in the same period last year.

●	Operating income for the third quarter increased 30% to a record breaking $11.0 million compared to $8.5 million in the same period last year.

●	Non-GAAP operating income for the third quarter increased 21% to a record breaking $14.2 million compared to $11.8 million in the same period last year.

●	Net income attributable to Magic's shareholders for the third quarter increased 43% to a record breaking $7.1 million, or $0.14 per fully diluted share, compared to $5.0 million, or $0.10 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic's shareholders for the third quarter increased 17% to a record breaking $9.5 million, or $0.19 per fully diluted share, compared to $8.1 million, or $0.17 per fully diluted share, in the same period last year.

Financial Highlights for the Nine-month Period Ended September 30, 2020

●	Revenues for the nine-months of 2020 increased 14% to $266.6 million compared to $234.7 million in the same period last year.

●	Operating income for the nine-months of 2020 increased 19% to $29.6 million compared to $24.9 million in the same period last year.

●	Non-GAAP operating income for the nine-months of 2020 increased 15% to $37.4 million compared to $32.5 million in the same period last year.

●	Net income attributable to Magic's shareholders for the nine-months of 2020 increased 23% to $18.7 million, or $0.38 per fully diluted share, compared to $15.1 million, or $0.29 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic's shareholders for the nine-months of 2020 increased 23% to $26.9 million, or $0.55 per fully diluted share, compared to $21.8 million, or $0.45 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the nine-months of 2020 amounted to $41.3 million compared to $32.7 million in the same period last year.

●	As of September 30, 2020, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $85.6 million.

●	With the outlook for 2020 improving despite COVID-19 Magic is raising its May 2020 guidance for full year 2020 revenues of between $358 million to $365 million on a constant currency basis, reflecting annual growth of 9.9% to 11.5%, as compared to its prior range of $350 million to $360 million, overall increasing the midpoint of its guidance 1.8%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“Magic delivered strong execution during the quarter on all its fronts as we advance our business globally, signing new business and increasing our revenue from existing customers. Fueled by outstanding strategic performance in Israel and North America we will continue with our proven strategy to enhance our portfolio, organically and through acquisitions in order to offer the best one-stop-shop for digital transformation.”

Conference Call Details

Magic’s management will host a conference call on Monday, November 16, 2020 at 10:00 am Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Acquisition-related costs;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," “look forward”, "expect," "believe" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Noam Amir
Magic Software Enterprises
ir@magicsoftware.com

 MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2020	2019
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$79,395	$81,915
Short-term bank deposits	2,784	6,996
Marketable securities	1,181	6,600
Trade receivables, net	99,798	96,694
Other accounts receivable and prepaid expenses	11,484	12,845
Total current assets	194,642	205,050

LONG-TERM RECEIVABLES:
Severance pay fund	4,248	4,013
Deferred tax assets	2,280	2,188
Operating lease right-of-use assets	23,115	14,956
Other long-term receivables	2,910	3,594
Other long-term deposits	2,285	2,285
Total long-term receivables	34,838	27,036

PROPERTY AND EQUIPMENT, NET	5,910	3,649
INTANGIBLE ASSETS AND GOODWILL, NET	187,108	168,871

TOTAL ASSETS	$422,498	$404,606

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$10,748	$7,079
Trade payables	11,871	10,990
Accrued expenses and other accounts payable	37,541	32,619
Current maturities of operating lease liabilities	2,898	3,833
Liabilities due to acquisition activities	5,510	3,638
Deferred revenues and customer advances	8,958	8,724
Total current liabilities	77,526	66,883

NON-CURRENT LIABILITIES:
Long-term debt	18,070	15,540
Deferred tax liability	14,845	11,069
Long-term operating lease liabilities	20,220	11,119
Long-term liabilities due to acquisition activities	9,325	8,613
Accrued severance pay	5,062	4,770
Total non-current liabilities	67,522	51,111

REDEEMABLE NON-CONTROLLING INTERESTS	16,588	21,915

EQUITY:
Magic Software Enterprises equity	247,284	247,838
Non-controlling interests	13,578	16,859
Total equity	260,862	264,697

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$422,498	$404,606

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Revenues	$94,892	$85,843	$266,621	$234,703
Cost of Revenues	65,794	58,458	187,914	160,442
Gross profit	29,098	27,385	78,707	74,261
Research and development, net	2,316	2,235	6,479	6,277
Selling, marketing and general and administrative expenses	15,749	16,654	42,607	43,062
Total operating costs and expenses	18,065	18,889	49,086	49,339
Operating income	11,033	8,496	29,621	24,922
Financial expenses, net	(589)	(622)	(1,207)	(828)
Income before taxes on income	10,444	7,874	28,414	24,094
Taxes on income	2,039	1,380	6,108	4,897
Net income	$8,405	$6,494	$22,306	$19,197
Net income attributable to redeemable non-controlling interests	(500)	(1,045)	(1,061)	(3,057)
Net income attributable to non-controlling interests	(820)	(491)	(2,570)	(995)
Net income attributable to Magic's shareholders	$7,085	$4,958	$18,675	$15,145

Net earnings per share attributable to Magic's shareholders :
Basic	$0.15	$0.10	$0.38	$0.29
Diluted	$0.14	$0.10	$0.38	$0.29

Weighted average number of shares used in computing net earnings per share
Basic	49,031	48,897	48,997	48,888
Diluted	49,049	48,991	49,046	48,985

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP gross profit	$29,098	$27,385	$78,707	$74,261
Amortization of capitalized software and acquired technology	1,284	1,246	3,965	3,679
Amortization of other intangible assets	353	277	889	552
Non-GAAP gross profit	$30,735	$28,908	$83,561	$78,492

GAAP operating income	$11,033	$8,496	$29,621	$24,922
Gross profit adjustments	1,637	1,523	4,854	4,231
Amortization of other intangible assets	1,757	2,039	4,335	4,859
Capitalization of software development	(784)	(876)	(2,474)	(3,128)
Costs related to acquisitions	538	314	1,039	1,294
Increase in valuation of contingent consideration related to acquisitions		255		255
Stock-based compensation	-	-	-	75
Non-GAAP operating income	$14,181	$11,751	$37,375	$32,508

GAAP net income attributable to Magic's shareholders	$7,085	$4,958	$18,675	$15,145
Operating income adjustments	3,148	3,255	7,754	7,586
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(232)	(109)	(407)	(728)
Changes in unsettled fair value of contingent consideration related to acquisitions	454	-	1,602	-
Deferred taxes on the above items	(1,001)	(25)	(695)	(181)
Non-GAAP net income attributable to Magic's shareholders	$9,454	$8,079	$26,929	$21,822

Non-GAAP basic net earnings per share	$0.19	$0.17	$0.55	$0.45
Weighted average number of shares used in computing basic net earnings per share	49,031	48,897	48,997	48,888

Non-GAAP diluted net earnings per share	$0.19	$0.17	$0.55	$0.45
Weighted average number of shares used in computing diluted net earnings per share	49,049	48,991	49,046	48,980

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2020		2019		2020		2019
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$94,892	100%	$85,843	100%	$266,621	100%	$234,703	100%
Gross profit	30,735	32.4%	28,908	33.7%	83,561	31.3%	78,492	33.4%
Operating income	14,181	14.9%	11,751	13.7%	37,375	14.0%	32,508	13.9%
Net income attributable to Magic's shareholders	9,454	10.0%	8,079	9.4%	26,929	10.1%	21,822	9.3%

Basic earnings per share	$0.19		$0.17		$0.55		$0.45
Diluted earnings per share	$0.19		$0.17		$0.55		$0.45

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Nine months ended September 30,
	2020	2019
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$22,306	$19,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,096	10,037
Stock-based compensation	-	75
Change in deferred taxes, net	(382)	(758)
Amortization of marketable securities premium and accretion of discount	57	147
Net change in operating assets and liabilities:
Trade receivables, net	5,919	6,307
Other long-term and short-term accounts receivable and prepaid expenses	158	2,761
Trade payables	(179)	(5,540)
Exchange rate of loans	(44)	1,712
Accrued expenses and other accounts payable	3,803	(5,608)
Deferred revenues	(401)	4,365
Net cash provided by operating activities	41,333	32,695

Cash flows from investing activities:

Capitalized software development costs	(2,474)	(3,128)
Purchase of property and equipment	(2,448)	(1,057)
Cash paid in conjunction with acquisitions, net of acquired cash	(16,534)	(20,889)
Proceeds from maturity and sale of marketable securities	5,429	2,450
Proceeds from short-term bank deposits	5,075	5,127
Investment in marketable securities	-	(202)
Net cash used in investing activities	(10,952)	(17,699)

Cash flows from financing activities:

Proceeds from exercise of options by employees	229	69
Issuance of ordinary shares, net	-	(9)
Dividend paid	(12,502)	(14,963)
Dividend paid to non-controlling interests	(6,408)	(400)
Dividend paid to redeemable non-controlling interests	(2,013)	(2,589)
Purchase of redeemable non-controlling interest	-	(1,237)
Purchase of non-controlling interest	(18,016)	-
Short-term and long-term loans received	9,090	878
Repayment of short-term and long-term loans	(2,811)	(7,681)
Net cash used in financing activities	(32,431)	(25,932)

Effect of exchange rate changes on cash and cash equivalents	(470)	699

Change in cash and cash equivalents	(2,520)	(10,237)
Cash and cash equivalents at the beginning of the year	81,915	87,126
Cash and cash equivalents at end of the period	$79,395	$76,889